Michael E. McTiernan

Partner

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

T +1 202 637 5600

F +1 202 637 5910

Michael.McTiernan@hoganlovells.com

www.hoganlovells.com

April 17, 2014

BY EDGAR AND COURIER

Mr. Duc Dang

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kite Realty Group Trust
Registration Statement on Form S-4
Filed March 19, 2014
File No. 333-194670

Dear Mr. Dang:

This letter is submitted on behalf of Kite Realty Group Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 10, 2014 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 submitted to the Commission on March 19, 2014 (the “Registration Statement”).

In Comment No. 5 of the Comment Letter, the Staff requested that drafts be provided of the opinions to be filed as exhibits to the Registration Statement. Enclosed herein are drafts of (i) the opinion of Hogan Lovells US LLP regarding the legality of the securities being registered, (ii) the opinion of Hogan Lovells US LLP regarding certain tax matters, and (iii) the opinion of Alston & Bird LLP regarding certain tax matters.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 637-5684.

Sincerely,

/s/ Michael E. McTiernan

Michael E. McTiernan

Enclosures

Opinion of Hogan Lovells US LLP regarding the legality of the securities

Opinion of Hogan Lovells US LLP regarding certain tax matters

Opinion of Alston & Bird LLP regarding certain tax matters

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Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

[•], 2014

Board of Trustees

Kite Realty Group Trust

30 S. Meridian Street, Suite 1100

Indianapolis, IN 46204

Ladies and Gentlemen:

We are acting as counsel to Kite Realty Group Trust, a Maryland real estate investment trust (the “Company”), in connection with its registration statement on Form S-4, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”) relating to the issuance of up to [•] common shares of beneficial interest, par value $0.01 per share of the Company (the “Shares”) in connection with the Agreement and Plan of Merger dated February 9, 2014, among the Company, KRG Magellan, LLC, a Maryland limited liability company and a wholly-owned subsidiary of the Company, and Inland Diversified Real Estate Trust, Inc., a Maryland corporation (the “Merger Agreement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinion hereinafter expressed.  In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies).  We also have assumed that the Shares will not be issued in violation of the ownership limit contained in the Company’s Declaration of Trust, as amended.  As to all matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on.  This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the Maryland General Corporation Law, as amended. We express no opinion herein as to any other laws, statutes, ordinances, rules, or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) effectiveness of the Registration Statement and (ii) issuance of the Shares pursuant to the terms of the Merger Agreement, the Shares will be validly issued, fully paid, and nonassessable.

This opinion letter has been prepared for use in connection with the Registration Statement.  We assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

HOGAN LOVELLS US LLP

Exhibit 8.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

, 2014

Board of Directors

Kite Realty Group Trust

30 South Meridian Street

Suite 1100

Indianapolis, Indiana  46204

Ladies and Gentlemen:

We have acted as counsel to you in connection with the merger (the “Merger”) of Inland Diversified Real Estate Trust, Inc., a Maryland corporation (“Inland”), with and into KRG Magellan, LLC, a Maryland limited liability company (“Merger Sub”) and wholly-owned subsidiary of Kite Realty Group Trust, a Maryland real estate investment trust (“Kite”), with Merger Sub surviving the Merger, pursuant to that certain Agreement and Plan of Merger, and the exhibits thereto, by and among Kite, Merger Sub, and Inland, dated as of February 9, 2014 (the “Merger Agreement”).  This opinion letter is being delivered to be filed as an exhibit to the registration statement on Form S-4 (File No. 333-194670) containing the consent solicitation/information statement/prospectus of Kite filed with the Securities and Exchange Commission on March 19, 2014, as amended through the date hereof (the “Registration Statement”).  Capitalized terms used herein and which are defined in the Merger Agreement shall have the meanings set forth in the Merger Agreement unless otherwise defined herein.

In connection with the preparation of this opinion letter, we have examined, and with your consent relied upon, without any independent investigation or review thereof, the following documents (including all exhibits and schedules thereto): (1) the Merger Agreement; (2) the Registration Statement; and (3) such other instruments and documents as we have deemed necessary or appropriate (the documents described in clauses (1) through (3), collectively the “Reviewed Documents”).

Assumptions and Representations

In connection with rendering this opinion, we have assumed (which with your consent we are relying upon, and upon which our opinion is premised, without any independent investigation or review thereof), that:

1.                                      (A) All information contained in each of the documents we have examined and upon which we have relied in connection with the preparation of this opinion is accurate and completely describes all material facts relevant to our opinion, (B) all copies are accurate, (C) all signatures are genuine, and (D) all documents have been or will be, as the case may be, timely and properly executed.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante   Amsterdam   Baltimore   Beijing   Berlin   Brussels   Caracas   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   London   Los Angeles   Madrid   Miami   Milan   Moscow   Munich   New York   Northern Virginia   Paris   Philadelphia   Prague   Rome   San Francisco   Shanghai   Silicon Valley   Singapore   Tokyo   Ulaanbaatar   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Jeddah   Riyadh   Zagreb.  For more information see www.hoganlovells.com

2.                                      There will have been, by the Effective Time, or at such other time as contemplated in the Merger Agreement, due execution and delivery of all documents, where due execution and delivery are prerequisites to the effectiveness thereof.

3.                                      To the extent relevant to our opinion, all representations, warranties, and statements made or agreed to by Kite and Merger Sub, and by Inland, their respective managers, employees, officers, directors, and stockholders, including, but not limited to, those in the Reviewed Documents (but, for these purposes, not including the Registration Statement), have been and will continue to be true, complete, and accurate in all material respects.

4.                                      All representations, warranties, and statements made or agreed to by Kite and Merger Sub, and by Inland, and by their respective managers, employees, officers, directors, and stockholders in the Registration Statement, insofar as they relate to the Merger and/or any other action or transaction to be undertaken in connection with or pursuant to the Merger Agreement, have been and will continue to be true, complete, and accurate in all respects.

5.                                      The Merger Agreement is valid and binding in accordance with its terms.  The Merger will be consummated in accordance with the Merger Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties, without amendment, waiver, or breach thereof) and as described in the Registration Statement.

6.                                      The Merger qualifies as a merger under the applicable laws of Maryland.

7.                                      Each of Kite and Inland will comply with all reporting obligations with respect to the Merger required under the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations thereunder.

Opinion

Based solely upon and subject to the foregoing, we are of the opinion that under current U.S. federal income tax law:

1.                                      although the discussion set forth in the Registration Statement under the heading “The Merger — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Consequences of the Merger” does not purport to summarize all possible U.S. federal income tax consequences of the Merger applicable to the Inland stockholders, such discussion constitutes, in all material respects, an accurate summary of the U.S. federal income tax consequences of the Merger that are anticipated to be material to the Inland stockholders; and

2.                                      although the discussion set forth in the Registration Statement under the heading “The Merger — U.S. Federal Income Tax Considerations — Material U.S. Federal Income Tax Considerations Related to Kite Realty Common Shares” does not purport to summarize all possible U.S. federal income tax considerations applicable to  holders of Kite common shares following the Merger, such discussion constitutes, in all material respects, an accurate summary of the U.S. federal income tax considerations that are anticipated to be material to holding Kite common shares following the Merger.

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In addition to the assumptions set forth above, these opinions are subject to the qualifications, assumptions and limitations set forth in the Registration Statement and to the exceptions, limitations, and qualifications set forth below:

1.                                      The opinions set forth in this letter are based on relevant current provisions of the Code, the Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress, and the courts (as applicable), which change may or may not be retroactive in effect and which might result in material modifications of our opinion.  Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, nor of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future.  In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.  Neither Kite nor Inland has requested or will request a ruling from the IRS as to any of the U.S. federal income tax consequences addressed in this opinion.  Furthermore, no assurance can be given that future legislative, judicial, or administrative changes, including on a retroactive basis, would not adversely affect the accuracy of the opinion expressed herein.

2.                                      Our opinions are limited to the specific matters set forth above.

This opinion letter has been prepared solely for your use in connection with the filing of the Registration Statement and speaks as of the date hereof.  We undertake no responsibility by reason of this opinion letter or otherwise to advise you or any other person of any changes in our opinion subsequent to the delivery of this opinion letter.  We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the use of our name in the section in the Registration Statement titled “Legal Matters.”  In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Sincerely yours,

HOGAN LOVELLS US LLP

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Exhibit 8.2

The Atlantic Building

950 F Street, NW

Washington, DC  20004-1404

202-239-3300

Fax: 202-654-4829

www.alston.com

, 2014

Inland Diversified Real Estate Trust, Inc.

2901 Butterfield Road
Oak Brook, IL 60523

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to Inland Diversified Real Estate Trust, Inc. a Maryland corporation (the “Company”) in connection with the merger (the “Merger”) of the Company with and into KRG Magellan, LLC, a Maryland limited liability company (“Merger Sub”), pursuant to the Agreement and Plan of Merger dated as of February 9, 2014 by and among Kite Realty Group Trust, a Maryland real estate investment trust (“Kite”), Merger Sub and the Company (the “Merger Agreement”). This opinion is being delivered in connection with the Registration Statement on Form S-4, which includes the joint proxy statement/prospectus, filed on March 19, 2014, as amended through the date hereof (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act. Unless otherwise indicated, all defined terms used herein shall have the meanings ascribed to them in the Merger Agreement.

In rendering our opinion set forth below, we have examined and relied upon, without independent investigation or verification, the accuracy and completeness both initially and continuing as of the Effective Time, of the facts, information, representations, covenants and agreements contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Registration Statement and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon the accuracy and completeness, both initially and continuing as of the Effective Time, of certain statements, representations, covenants and agreements made by Kite and the Company. For purposes of rendering our opinion, we have assumed that such statements, representations, covenants and agreements are, and will continue to be as of the Effective Time, true and correct without regard to any qualification as to knowledge or belief. Our opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information,

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

representations, covenants and agreements set forth in the documents referred to above and the statements, representations, covenants and agreements made by Kite and the Company.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts. We also have assumed that the transactions related to the Merger or contemplated by the Agreement will be consummated in accordance with the Agreement and as described in the Registration Statement, and that none of the terms and conditions contained therein will have been waived or modified in any respect prior to the Effective Time.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (the “IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinion is based, or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement or the Merger Agreement, could affect our conclusions herein. Moreover, there can be no assurance that our opinion will be accepted by the IRS or, if challenged, by a court.

Based solely upon and subject to the foregoing, we are of the opinion that under current United States federal income tax law, although the discussion set forth in the Registration Statement under the heading “U.S. Federal Income Tax Considerations—Material U.S. Federal Income Tax Consequences of the Merger” does not purport to summarize all possible U.S. federal income tax consequences of the Merger applicable to the Company’s stockholders, such discussion constitutes, in all material respects, a fair and accurate summary of the U.S. federal income tax consequences of the Merger that are anticipated to be material to the Company’s stockholders, subject to the qualifications, assumptions and limitations set forth in the Registration Statement.

Except as expressly set forth above, we express no other opinion. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration

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Statement and the use of our name under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

Very truly yours,

Alston & Bird LLP

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